SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

David W. Biegler

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1)	NAME OF REPORTING PERSONS Southcross Energy LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Energy LLC (“SELLC”) owns of record 29.6% of each of Holdings and Southcross Holdings GP LLC, the non-economic general partner of Holdings. Therefore, SELLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC. Southcross Energy LLC (“SELLC”) owns of record 29.6% of each of Holdings and Southcross Holdings GP LLC, the general partner of Holdings. Charlesbank Capital Partners, LLC (“Charlesbank”) is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC. Therefore, Charlesbank may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,963,113(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,963,113(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,113(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	The Reporting Person directly owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P. The name of the issuer is Southcross Energy Partners, L.P. (“SXE”), and the address of the principal executive offices of SXE is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date (as those terms are defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein); the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Southcross Energy LLC and Charlesbank Capital Partners, LLC previously filed on Schedule 13G on February 19, 2013, and this Schedule 13D amends and restates such Schedule 13G in its entirety.

Item 2.	Identity and Background

(a) through (c) The following describes the identities and principal businesses of the parties jointly filing this Schedule 13D:

Southcross Energy LLC (“SELLC”) is a Delaware limited liability company. The principal business of SELLC is to hold equity interests in Southcross Holdings LP and Southcross Holdings GP LLC. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Charlesbank Capital Partners, LLC (“Charlesbank”) is a Massachusetts limited liability company. The principal business of Charlesbank is to serve as investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”). The address of its principal office is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

Southcross Holdings GP LLC (“Holdings GP”) is a Delaware limited liability company. The principal business of Holdings GP is to serve as the general partner of Southcross Holdings LP. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings LP (“Holdings”) is a Delaware limited partnership. The principal business of Holdings is to hold, directly or indirectly, equity interests in Southcross Holdings Guarantor GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP, Southcross Energy Partners GP, LLC and SXE. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings Guarantor GP LLC (“Guarantor GP”) is a Delaware limited liability company. The principal business of Guarantor GP is to serve as the general partner of Guarantor. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings Guarantor LP (“Guarantor”) is a Delaware limited partnership. The principal business of Guarantor is to hold, directly or indirectly, equity interests in Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP and SXE. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings Borrower GP LLC (“Borrower GP”) is a Delaware limited liability company. The principal business of Borrower GP is to serve as the general partner of Borrower. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“Borrower”) is a Delaware limited partnership. The principal business of Borrower is to hold equity interests in SXE. The address of its principal office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

SELLC, Charlesbank, Holdings GP, Holdings, Guarantor GP, Guarantor, Borrower GP and Borrower are referred to in this Schedule 13D collectively as the “Reporting Persons” and individually as a “Reporting Person.” As a result of the relationship of the Reporting Persons, the Reporting Persons constitute a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended.

Set forth on Appendix 1 (constituting a part of this Schedule 13D) are the names, business addresses and positions of the respective executive officers and directors, as applicable, of the Reporting Persons and other persons controlling the Reporting Persons (collectively, the “Controlling Persons”).

(d) During the past five years, no Reporting Person and no Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person and no Controlling Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Controlling Persons who are natural persons are United States citizens.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 7 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provision of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

SELLC holds of record 29.6% of each of Holdings and Holdings GP. BBTS Borrower LP (“BBTS-B”) holds of record the other 70.4% of each of Holdings and Holdings GP not held by SELLC. Each of (i) the BBTS Parties (as defined in Item 5), (ii) the Tailwater Parties (as defined in Item 5), and (iii) the EIG Parties (as defined in Item 5), are separately filing Schedule 13Ds with respect to the securities to which this Schedule 13D relates.

As a result of the relationship of the Reporting Persons, the BBTS Parties, the Tailwater Parties and the EIG Parties among themselves with respect to the transactions described in Items 3 through 6 of this Schedule 13D, each of such parties may have been or continue to be members of a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Units, the Class B Convertible Units and the Subordinated Units reported as beneficially owned by the Reporting Persons in this Schedule 13D, although the Reporting Persons do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, Class B Convertible Units and Subordinated Units, such group is deemed to continue from and after such closing.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 4, 2014, SXE closed its previously reported transactions pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Drop-Down Contribution Agreement”), among SXE, Southcross Energy GP LLC, a subsidiary of SXE, and TexStar Midstream Services, LP (“TexStar”), a wholly-owned subsidiary of BBTS-B, pursuant to which SXE acquired TexStar’s rich gas system (the “Rich Gas System”) through TexStar’s contribution to subsidiaries of SXE of TexStar’s equity interest in the entities that own the Rich Gas System (the “Drop-Down Contribution”). Pursuant to the Drop-Down Contribution Agreement, in exchange for the Drop-Down Contribution, SXE (a) paid TexStar cash and (b) issued to TexStar 14,633,000 Class B Convertible Units. The Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated August 4, 2014, as filed with the Securities and Exchange Commission.

Immediately following the Drop-Down Contribution, on August 4, 2014, SELLC, which held 100% of Southcross Energy Partners GP, LLC, the general partner of SXE (“SXE GP”), and 1,863,713 Common Units, 12,213,713 Subordinated Units and 229,716 Series A preferred units of SXE, closed its previously announced transaction to combine with TexStar pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Primary Contribution Agreement”), among BBTS-B, SELLC and Holdings. Prior to the consummation of such transactions, SELLC elected to convert all of its Series A preferred units into 252,687 Common Units. Pursuant to the Primary Contribution Agreement, (i) BBTS-B contributed (through Holdings) to Borrower, an indirect wholly owned subsidiary of Holdings, (a) 100% of the outstanding limited partnership interest in TexStar and (b) 100% of the outstanding limited liability company interest in TexStar Midstream GP, LLC, the sole general partner of TexStar, and (ii) SELLC contributed (through Holdings) to Borrower (a) 2,116,400 Common Units, (b) 12,213,713 Subordinated Units and (c) 100% of the interest in SXE GP (the “Combination Transaction”). TexStar then distributed to Borrower the Class B Convertible Units acquired by it in the Drop-Down Contribution. In connection with, and as a part of, the Combination Transaction, SELLC and BBTS-B each received equity interests in Holdings and its general partner, Holdings GP, each of which is now owned 29.6% by SELLC and 70.4% by BBTS-B.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated by reference in this Item 4.

The Reporting Persons acquired the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC and BBTS-B. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

(a) Beginning with the fiscal quarter of SXE ending on September 30, 2014 until the Class B Conversion Date, SXE will make quarterly distributions to Borrower payable in Class B PIK Units (as defined in the Partnership Agreement) pursuant to calculations in the Partnership Agreement. On the Class B Conversion Date, all Class B Convertible Units and Class B PIK Units will automatically convert into Common Units at the Class B Conversion Rate and participate in cash distributions pari passu with all other Common Units.

Each of the Reporting Persons and each of the Controlling Persons may make additional purchases of Common Units, either in the open market or in private transactions, although there are no current plans or proposals of the acquisition of additional Common Units (other than upon conversion of Class B Convertible Units or Subordinated Units as described in Item 1 and as may occur as a result of the exchange or distribution of equity securities of SXE for or on account of interests in Holdings as described in Item 6). In connection with the Combination Transaction, Holdings and its subsidiaries waived their right to receive distributions on the Subordinated Units that would cause the distributable cash flow ratio of SXE (defined as Distributable Cash Flow (as defined on the Partnership Agreement) as of a given date divided by total cash distributed by SXE on such date) to be less than 1.0, such waiver to terminate and be of no further force or effect when SXE can make a distribution on all outstanding Subordinated Units and maintain a distributable cash flow ratio of at least 1.0. As described in the second paragraph of Item 6, holders of Common Units have certain registration rights with respect to the resale of Common Units.

(b) There are no current plans or proposals which relate to or would result in any future extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions described herein.

(c) There are no current plans or proposals to have any future sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) In connection with the Drop-Down Contribution and the Combination Transaction, Samuel P. Bartlett and Kim G. Davis resigned from the SXE GP Board, effective August 4, 2014. The resignations did not result from a disagreement with SXE GP. Jason H. Downie and Wallace C. Henderson were appointed to the Board, effective August 4, 2014. Jon M. Biotti, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and David W. Biegler continued on the Board. Phillip M. Mezey was appointed as Executive Vice President of SXE GP, David Ash was appointed Vice President of SXE GP, Robb Lidell was appointed Vice President of SXE GP and Gaylon Gray was appointed Vice President of SXE GP all on August 4, 2014.

(e) The information set forth or incorporated in Item 4(a) is incorporated by reference in this Item 4(e). The Reporting Persons or the Controlling Persons do not have any current plans or proposals to change the capitalization or dividend policy of the Issuer.

(f) There are no current plans or proposals for any future material changes in the Issuer’s business or corporate structure other than as described in Item 3 and other parts of Item 4, which are incorporated by reference in this Item 4(f).

(g) In connection with the Drop-Down Contribution, the Second Amended and Restated Agreement of Limited Partnership of SXE, dated April 12, 2013, was amended and restated as the Third Amended and Restated Agreement of Limited Partnership of SXE, dated August 4, 2014, to authorize the Class B Convertible Units and establish the rights, powers and preferences of the Class B Convertible Units, and the Amended and Restated Limited Liability Company Agreement of SXE GP, dated November 7, 2012, was amended and restated as the Second Amended and Restated Limited Liability Company Agreement of SXE, dated August 4, 2014 (the “SXE GP Agreement”).

In connection with the Combination Transaction, SELLC and BBTS-B entered into that certain Amended and Restated Limited Liability Company Agreement of Holdings GP dated August 4, 2014 (the “Holdings GP Agreement”) and, with Holdings GP, that certain Amended and Restated Limited Partnership Agreement of Holdings dated August 4, 2014 (the “Holdings LP Agreement”). The Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement and the Holdings LP Agreement govern the voting and disposition of the Common Units held by Borrower.

(h) There are no current plans or proposals to cause in the future a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) There are no current plans or proposals to cause in the future a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) There are no current plans or proposals similar to other actions required to be disclosed other than as described in Item 3 and other parts of Item 4, which are incorporated by reference in this Item 4(j).

Item 5.	Interest in Securities of the Issuer.

(a and b) As of August 14, 2014, 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 28,963,113 Common Units, which constitutes approximately 57.2% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Southcross Energy LLC

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Charlesbank Capital Partners, LLC

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings GP LLC

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings LP

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 28,963,113(1)

Percentage: 57.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 28,963,113(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 28,963,113(1)

(1)	Borrower directly owns of record all of the 2,116,400 Common Units representing limited partner interests, 14,633,000 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Holdings and its non-economic general partner interest is held by Guarantor GP, which is owned of record 100% by Holdings. SELLC owns of record 29.6% of each of Holdings and Holdings GP. Charlesbank Capital Partners, LLC is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC.
(2)	Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

BBTS-B owns 70.4% of each of Holdings and Holdings GP. The Reporting Persons understand that: (i) BBTS-B is owned 100% by BBTS Guarantor LP (“BBTS-G”), and its non-economic general partner interest is held by BBTS Borrower GP LLC (“BBTS-B GP”), which is owned 100% by BBTS-G; (ii) BBTS-G is owned 100% by BlackBrush TexStar LP (“BBTS–LP”), and its non-economic general partner interest is held by BBTS Guarantor GP LLC (“BBTS-G GP”), which is owned 100% by BBTS-LP; and (iii) Blackbrush TexStar GP LLC (“BBTS-GP”) is the general partner of BBTS-LP. BBTS-B, BBTS-B GP, BBTS-G, BBTS-G GP, BBTS-LP and BBTS-GP are referred to collectively in this Schedule 13D as the “BBTS Parties.”

The Reporting Persons understand that: (i) EIG Blackbrush Holdings LLC (“EIG”) owns 51.14% of the limited partnership interest in BBTS-LP and 51.14% of BBTS-GP and has the right to elect members to the board of managers of BBTS-GP; and (ii) EIG also is a party to a letter agreement with BBTS-B and TW BBTS Aggregator LP (“Aggregator”), which holds the 48.86% limited partnership interest in BBTS-LP not held by Aggregator. EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust and R. Blair Thomas, are referred to collectively in this Schedule 13D as the “EIG Parties.”

The Reporting Persons understand that: (i) Aggregator owns 48.86% of the limited partnership interest in BBTS-LP; (ii) BB-II Holdco LP owns 48.86% of BBTS-GP and has the right to elect members to the board of managers of BBTS-GP; and (iii) Aggregator also is a party to a letter agreement with BBTS-B and EIG, which holds the 51.14% limited partnership interest in BBTS-LP not held by Aggregator and the 51.14% of BBTS-GP not held by BB-II Holdco LP, which provides certain rights to Aggregator. Aggregator, together with BB-II Holdco LP, TW/LM GP Sub, LLC, Tailwater Energy Fund I, LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the BBTS Parties, the EIG Parties and the Tailwater Parties, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is incorporated by reference in this Item 6.

Under the Partnership Agreement, the Class B Convertible Units and Class B PIK Units will vote together with the Common Units as a single class and will vote as a separate class on any change to the Partnership Agreement that would adversely affect the Class B Convertible Units or Class B PIK Units. As promptly as reasonably practicable following receipt of a request from any Holder (as defined in the Partnership Agreement), SXE shall file a registration statement providing for the resale of the Registrable Securities (as defined and provided for in the Partnership Agreement). The Partnership Agreement also contains various provisions regarding the Common Units, Class B Convertible Units and Subordinated Units regarding voting, distributions, transfers, the allocation of profits and losses and various other matters.

Holdings, through its indirect ownership of Borrower, controls the activities of Borrower. Holdings GP, as the general partner of Holdings, controls the activities of Holdings. Pursuant to the Holdings GP Agreement, Holdings GP is managed by a board of directors (the “Holdings GP Board”). Pursuant to the Holdings GP Agreement, so long as (i) BBTS-B is a Designating Party (as defined in the Holdings GP Agreement), BBTS-B has the right to designate four directors to the Holdings GP Board (two of which will be designated as Tailwater Capital LLC directors and two of which will be designated as EIG Blackbrush Holdings, LP directors), (ii) SELLC is a Designating Party, SELLC has the right to designate two directors to the Holdings GP Board, (iii) Philip M. Mezey is affiliated with Holdings GP or any Designating Party, Mr. Mezey will have the right to designate one director to the Holdings GP Board, and (iv) David W. Biegler is affiliated with Holdings GP or any Designating Party, Mr. Biegler will have the right to designate one director to the Holdings GP Board; and each such Person shall have the sole right to remove (with or without cause), and to fill vacancies with respect to, the director(s) designated by such entity or individual. Each director designated by Messrs. Mezey and Biegler does not have voting rights. Certain actions of Holdings GP requires approval of a majority of all directors of Holdings GP entitled to vote and the approval of at least one director designated by each Designating Party that has a Veto Interest (which, as defined in the Holdings GP Agreement, generally means an interest equal to 50% of the interest originally allocated to such party). In addition, certain other actions of Holdings GP requires the approval of a majority of all directors of Holdings GP entitled to vote.

The Holdings GP Agreement provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors, initially consisting of Jon M. Biotti, Jason H. Downie, Wallace C. Henderson, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and Mr. Biegler (who will also serve as Chairman). So long as (i) BBTS-B is a Designating Party, BBTS-B has the right to designate four directors to serve on the SXE GP Board (two of whom must be an Independent Director (as defined in the Holdings GP Agreement)) and (ii) SELLC is a Designating Party, SELLC shall have the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director); provided, however, an Independent Director designated by a Designating Party may be removed upon the vote or consent of a majority of the SXE GP Board (including the approval of the chairman of the SXE GP Board); provided, further, however, that that the Designating Party that designated such removed Independent Director shall have the right to designate an Independent Director to replace the removed Independent Director. The seventh member of the SXE GP Board and the chairman of the SXE GP Board shall be determined by a vote or consent of a majority of the other directors of the SXE GP Board. However, the initial chairman of the SXE GP Board shall be Mr. Biegler until August 4, 2016 (or until his earlier death or resignation). The Holdings GP Agreement provides there shall always be three Independent Directors on the SXE GP Board.

Pursuant to the Holdings LP Agreement, Holdings GP will manage, direct and control Holdings. As provided in the Holdings LP Agreement, certain actions of Holdings requires approval of Holdings GP requiring the approval of a majority of all directors entitled to vote and the approval of at least one director designated by each Designating Party that has a Veto Interest. In addition, certain other actions of Holdings requires approval of Holdings GP requiring the approval of a majority of all directors entitled to vote.

Also under the Holdings LP Agreement, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after February 3, 2020, Holdings will institute a process pursuant to which all (and not less than all) of the interest of such requesting Designating Party in Holdings and Holdings GP may be exchanged for equity securities of SXE and receive customary registration rights with respect to such equity securities of SXE so issued in exchange for such interest in Holdings and Holdings GP. Such right of a Designating Party to exchange its interests in Holdings and Holdings GP is subject to a right of each other Designating Party to purchase such exchanging parties’ interests in Holdings and Holdings GP at fair market value.

The Holdings LP Agreement also provides that, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after August 4, 2016, Holdings will use good faith efforts to distribute to the common equity owners of Holdings all equity securities of SXE held by Holdings and each person receiving such SXE securities will receive customary registration rights with respect to such equity securities of SXE so distributed.

The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement and the Holdings LP Agreement (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of the Transaction Agreements, copies of which are Exhibits 1 through 6 hereto and incorporated by reference herein.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries or their business or operations. SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries. Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”). The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Contribution Agreement among TexStar Midstream Services, LP, Southcross Energy Partners, L.P. and Southcross Energy GP LLC dated June 11, 2014 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 12, 2014).

Exhibit 2.	Contribution Agreement among BBTS Borrower LP, Southcross Energy LLC and Southcross Holdings LP dated June 11, 2014.

Exhibit 3.	Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC dated August 4, 2014.

Exhibit 4.	Amended and Restated Agreement of Limited Partnership of Southcross Holdings LP dated August 4, 2014.

Exhibit 5.	Third Amended and Restated Agreement of Limited Partnership of Southcross Energy Partners, L.P. dated August 4, 2014 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 4, 2014).

Exhibit 6.	Second Amended and Restated Limited Liability Company Agreement of Southcross Energy Partners GP, LLC, dated August 4, 2014 (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K dated August 4, 2014).

Exhibit 7.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2014

SOUTHCROSS ENERGY LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC, a Massachusetts limited liability company

By:	/s/ Tami Nason
Tami Nason
General Counsel and Chief Compliance Officer

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC,
a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC,
a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP,
a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Energy LLC

Samuel P. Bartlett	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David W. Biegler	Chairman, Chief Executive Officer and President	Chairman and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Jon M. Biotti	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael T. Hunter	Director, Vice Chairman	Vice Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

David M. Mueller	Senior Vice President	Senior Vice President, Treasurer, and Commercial Planning of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Charlesbank Capital Partners, LLC

Sam Bartlett	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Jon Biotti	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

J. Ryan Carroll	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Choe	Managing Director and President	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim Davis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Eisenson	Managing Director and Chief Executive Officer	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Andrew Janower	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Joshua Klevens	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Rim Palmer	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Mark Rosen	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Thonis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

John Vander Vort	Managing Director and Chief Operating Officer	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Brandon White	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kevin M. Brown	Chief Financial Officer	Chief Financial Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tami E. Nason	General Counsel and Chief Compliance Officer	General Counsel and Chief Compliance Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Southcross Holdings GP LLC

Jon M. Biotti	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Clayton R. Taylor	Director	Senior Vice President, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

David W. Biegler	Director, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Director and Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Michael T. Hunter	Vice Chairman	Vice Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Operating Officer	President and Chief Operating Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

David M. Mueller	Senior Vice President, Treasurer, and Commercial Planning	Senior Vice President, Treasurer, and Commercial Planning of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Guarantor GP LLC

David W. Biegler	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Michael T. Hunter	Vice Chairman	Vice Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Operating Officer	President and Chief Operating Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

David M. Mueller	Senior Vice President, Treasurer, and Commercial Planning	Senior Vice President, Treasurer, and Commercial Planning of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

David W. Biegler	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Michael T. Hunter	Vice Chairman	Vice Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Operating Officer	President and Chief Operating Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201
J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

David M. Mueller	Senior Vice President, Treasurer, and Commercial Planning	Senior Vice President, Treasurer, and Commercial Planning of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.